EXHIBIT 99.0

AMENDMENT NO. 7 TO
THE AMENDED AND RESTATED MATTEL 1996 STOCK OPTION PLAN

The Amended and Restated Mattel 1996 Stock Option Plan (the “Plan”) is hereby amended as set forth below, effective as of August 17, 2002.

1.  Section 14(b) of the Plan is hereby amended and restated to read in its entirety as follows:

“(b)  Upon the date of each subsequent re-election to the Board after August 2002, each Outside Director shall receive a Non-Qualified Stock Option to purchase twelve thousand (12,000) shares of Common Stock; provided, however, that each Outside Director re-elected at the May 23, 2002 stockholders meeting shall receive a Non-Qualified Stock Option (the “Catch-Up Option”) on August 30, 2002 to purchase a number of shares of Common Stock equal to the difference of (i) twelve thousand (12,000) and (ii) the number of shares of Common Stock subject to the Option granted to such Outside Director on May 23, 2002. The exercise price of each Option granted hereunder shall be the Fair Market Value of the stock on the date on which such individual is re-elected to the Board, except that the exercise price of the Catch-Up Option shall be the Fair Market Value of the Common Stock on the date of grant. Notwithstanding any other provision of the Plan to the contrary, each Option granted under this Section 14(b) shall vest at the rate of twenty-five percent (25%) per year of service, and shall expire on the earlier of (i) the tenth anniversary of the date of its grant or (ii) the date that is ninety (90) days from the date on which the Outside Director to whom the Option was granted ceases to be a director of the Company; provided, however, that if the Outside Director’s ceasing to be a director of the Company is as a result of such Outside Director’s death or such Outside Director becoming Disabled, then the date in the foregoing clause (ii) shall be the date that is one (1) year from the date the Outside Director ceases to be a director of the Company.”

2.  Section 14(c) is hereby deleted in its entirety.

3.  Section 15(b) of the Plan is hereby amended and restated to read in its entirety as follows:

“(b)  Each Outside Director shall be eligible to be granted shares of Common Stock in lieu of all or a portion of his or her annual cash retainer fee for service on the Board (“Annual Cash Retainer”), subject to the following terms and conditions.

(i)  An Outside Director who has timely elected in advance, in accordance with the policies and procedures adopted by the Company from time to time, to receive shares of Common Stock in lieu of all or a portion of such Outside Director’s Annual Cash Retainer with regard to a given year shall be granted shares of Common Stock on the date the Annual Cash Retainer would have otherwise been paid by the Company to the Outside Director (the “Grant Date”). Such an election by the Outside Director shall be irrevocable with respect to the Annual Cash Retainer for such year.

(ii)  The number of shares of Common Stock granted pursuant to this Section 15(b) shall be the number of whole shares of Common Stock equal to the amount of the Outside Director’s Annual Cash Retainer which the Outside Director has elected pursuant to clause (i) above to be payable in shares of Common Stock, divided by the Fair Market Value per share on the Grant Date.”

4.  Section 22 of the Plan is hereby amended by replacing the first sentence with the following:

“The Board may at any time amend or terminate the Plan.”

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IN WITNESS WHEREOF, the Company has caused this Amendment No. 7 to the Plan to be executed, effective as of the date first set forth above.

MATTEL, INC.

By:	/s/ ALAN KAYE
Alan Kaye Senior Vice President, Human Resources

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